John H. Lively

The Law Offices of John H. Lively & Associates, Inc.

A member firm of The 1940 Act Law Group

2041 West 141stTerrace, Suite 119

Leawood, KS  66224

Phone: 913.660.0778   Fax: 913.660.9157

john.lively@1940actlawgroup.com

February 27, 2012

Ms. Linda B. Stirling

United States Securities and Exchange Committee

100 F Street Northeast

Washington, DC  20549

Re:

Cottonwood Mutual Funds (the “Trust”)
SEC File Numbers: 333-176541 and 811-22602

Dear Ms. Stirling:

On August 29, 2011, the Trust filed with the Securities and Exchange Commission (the “Commission”) the Trust’s initial registration statement under the Securities Act of 1933 (“The Securities Act”).  In a letter dated September 27, 2011, you provided comments to me relating to the Registration Statement.  This letter responds to your comments.  For your reference, your comments have been repeated in this letter and the Trust’s response has been presented below each comment.  The Trust intends to file another registration statement to incorporate its responses to your comments as described herein.

Prospectus

General

1.

Comment:

Please provide the fund’s exchange ticker symbol on the front cover page of the prospectus.  See Item 1(a)(2) of Form N-1A.

Response:

The Trust will not be able to obtain a ticker symbol until it has begun operations and met certain qualification standards.

Summary Section – Fees and Expenses of the Fund

1.

Comment:

In the fund’s fee table, “Other Expenses” are estimated as “0.00” yet disclosure further in the prospectus under the heading “General Information – Management” suggests that the fund shareholders are responsible for paying “brokerage fees and commissions, taxes, interest expense, the costs of acquired fund fees and expenses and extraordinary expenses.”  Please reconcile this disclosure.  In addition, any expected interest expense or dividends paid in connection with short sales should be reflected in the fee table unless the adviser is responsible for such expenses. (If so, please clarify the disclosure to reflect this responsibility.)

Response:

The Trust will confirms that the “other expenses” estimate is accurate.  Some of these expenses are capitalized and therefore do not have bearing on the “Other Expenses.” While others of these items are not anticpated to account for more than 1 basis point of total expenses. Note that the Trust has revised the disclosure relating to “interest expense or dividends paid in connection with short sales.”

Summary Section - Principal Investment Strategies of the Fund.

2.

Comment:

The fund’s investment objective is “long-term capital appreciation,” yet in the section entitled “Principal Investment Strategies of the Fund” the disclosure states that the investment strategy used by the fund “seeks performance that exceeds the returns of 3-month U.S. Treasury bills.” Please reconcile this disclosure.

Response:

The reference to the returns of 3-month U.S. Treasury bills has been removed.

3.

Comment:

In the section entitled “Principal Investment Strategies of the Fund,” the prospectus states that the fund will “sell short, or take short positions in, equity securities.”  Please disclose what is meant by short selling.

Response:

The Trust has revised the disclosure as you have requested.

4.

Comment:

In the section entitled “Principal Investment Strategies of the Fund,”where the prospectus references the Russell 1000 Index, please add disclosure explaining the composition of that index.

Response:

The Trust has revised the disclosure as you have requested.  There is additional discussion on the Russell 1000 Index under the caption “Additional Information About the Index.”

5.

Comment:

In the section entitled “Principal Investment Strategies of the Fund,” the prospectus states that the adviser will use “quantitative techniques” in selecting investments for the fund.  Please add disclosure explaining what is meant by quantitative techniques and the factors used for selecting securities for purchase or sale.

Response:

The Trust has revised the disclosure as you have requested.

6.

Comment:

In the section entitled “Principal Investment Strategies of the Fund,” the prospectus states, “The Strategy seeks performance that exceeds the returns of 3-month U.S. Treasury bills.”  Please disclose whether such strategy is before or after expenses.  In addition, please consider disclosing the current return of 3-month U.S. Treasury bills.

Response:

The reference to the returns of 3-month U.S. Treasury bills has been removed.

7.

Comment:

The prospectus states that the fund may use derivative contracts to implement elements of its investment strategy.  The Division of Investment Management has made a number of observations about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.  (http://www/sec.gov/divisions/investment/guidance/ici0703010.pdf). Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

Response:

The Trust has revised the disclosure as you have requested.

Summary Section - The Principal Risks of Investing in the Fund

8.

Comment:

Under the heading, “The Principal Risks of Investing in the Fund- Market Neutral Style Risk,” the disclosure references the “on-going hedging techniques that are a core component of the Fund’s Strategy.” Please linkthese “hedging techniques” to the fund’s principal investment strategies.

Response:

The Trust has revised the disclosure as you have requested.

9.

Comment:

Under the heading, “The Principal Risks of Investing in the Fund- Borrowing Risk and Leverage Risk,” the disclosure states: “Borrowing for investment purposes creates leverage, which will exaggerate the effect of any increase or decrease in the market price of securities in the Fund’s portfolio on the Fund’s net asset value and, therefore, may increase the volatility of the Fund.”  Please recast this sentence into plain English.  In addition, please move the disclosure which further discusses the effect of leverage on the fund, currently found under the subheading “Derivatives Risk”, to the disclosure found under the subheading “Borrowing Risk and Leverage Risk.”

Response:

The Trust has revised the disclosure as you have requested.

Investment Objective, Principal Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings

10.

Comment:

Under the heading “Investment Objective, Principle Investment Strategies, Related Risks, and Disclosure of Portfolio Holdings – Temporary Defensive Positions,” please disclose that if the fund enters a temporary defensive position, it may not achieve its investment objective.

Response:

The Trust has revised the disclosure as you have requested.

General Information - Management

11.

Comment:

Under the heading “General Information – Management,” please provide a brief description of each portfolio manager’s role on the management team, including a description of any limitation on each person’s role and relationship between that person’s role and roles of the other portfolio managers on the management team.  In addition, please disclose the business experience of Messrs. Robert Morris, Patrick Morris and Kyle Cox for the past 5 years.  See Item 10(a)(2) of Form N-1A.

Response:

The Trust has revised the disclosure as you have requested.

Investing in the Fund

12.

Comment:

Under the heading "Investing in the Fund," the disclosure states that the "Fund (or Fund agent) has the authority to redeem shares in your account(s) to cover any losses due to fluctuations in share prices.”  Please explain to the staff under what conditions that fund may redeem shares to cover losses and please provide the authority under which the fund will make such redemptions.

Response:

The Trust has deleted the sentence from this section.

Other Important Investment Information - Market Timing

13.

Comment:

Under the heading "Other Important Investment Information – Market Timing,” the disclosure states that the trustees have adopted a policy and procedures related to market timing.  Please add disclosure describing these procedures and policies with specificity.  See Item 11(e)(4)(iii) of Form N-1A.

Response:

The Trust has revised the disclosure as you have requested.

STATEMENT OF ADDITIONAL INFORMATION

General

14.

Comment:

Please provide the fund’s exchange ticker symbol on the front cover page.  See Item 14(a)(2) of Form N-1A.

Response:

The Trust will not be able to obtain a ticker symbol until it has begun operations and met certain qualification standards.

Investment Limitations

15.

Comment:

Please add a fundamental policy regarding diversification to the fund’s investment limitations.  See Item 16(c)(1)(vii) of Form N-1A.

Response:

The Trust has revised the disclosure as you have requested.

The Portfolio Manager

16.

Comment:

Under the heading “The Portfolio Manager,” please provide the information regarding other accounts managed for each individual portfolio manager of the fund and describe any material conflicts of interest that may arise in connection with a portfolio manger’s management of the fund’s assets while also managing the investments of other accounts.  See Item 20(a) of Form N-1A. In addition, please revise the disclosure regarding portfolio manager compensation to include bonuses, deferred compensation, pensions and retirement plans as applicable.  See Instruction 2 to Item 20(b) of Form N-1A.

Response:

The Trust has revised the disclosure as you have requested.

Additional Service Providers - Administrator

17.

Comment:

Under the heading “Additional Service Providers – Administrator,” please describe the compensation paid for administrative service.  See Item 19(h)(1) of Form N-1A.

Response:

The Trust has revised the disclosure as you have requested.

Anti-Money Laundering Program

18.

Comment:

Please disclose whether the fund has appointed an anti-money laundering compliance officer as required by the US Patriot Act.

Response:

The Trust has revised the disclosure as you have requested.

*

*

 *

The Trust acknowledges the following:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this correspondence letter, please contact me at (913) 660-0778.

Sincerely,

/s/ John H. Lively

John H. Lively